

DIVISION OF
CORPORATION FINANCE

June 30, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (303) 468-4266

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503

> **Re:** **Crocs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2006**
> **File No. 333-134481**

Dear Mr. Snyder:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 72

1. We note that the number of shares being offered pursuant to the offering and the over-allotment option appears to exceed the number of shares being registered. Please revise these columns, as necessary, to reflect the correct number of shares being offered for each selling shareholder's account, rather than the number being sold that are beneficially owned by each selling shareholder. Refer to Item 507 of Regulation S-K.

2. Please add a line that totals the shares to be sold by selling stockholders.

3. We note your response to comment 3 of our letter dated June 12, 2006. Please revise to disclose the individual with voting or investment control of shares held by Mazama Capital Management, Inc.

Exhibit 1.1, Form of Underwriting Agreement

4. With respect to the conditions on the underwriters' performance in Section 6.9 and the termination provisions of Section 10 of the underwriting agreement, please confirm supplementally that termination may only be based on events which result in a material impairment of the investment quality of the securities offered, rather than an inability to market the securities. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeffrey A. Sherman, Esq. (*via facsimile* 303/607-3600)
        Faegre & Benson LLP
        1900 Fifteenth Street
        Boulder, Colorado 80302